November 10, 2011

COPPER NORTH GRANTS STOCK OPTIONS

Vancouver, British Columbia – The Board of Directors of Copper North Mining Corp. ("Copper North" or the "Company") (TSX.V:COL) has authorized the issuance of stock options to directors and officers to purchase 1,500,000 common shares. The options will vested over a two year period: with one-third vested on issue, one-third on the first anniversary date and one-third on the second anniversary date. These options have a five year term and allow the holder to purchase one common share of the Company for $0.24 per share until November 10, 2016.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally Eyre”
Dr. Sally Eyre
President, CEO and Director

For Further Information
Sally Eyre, President & CEO
Julie Kim, Manager Corporate Communications & Investor Relations

Tel:       604.638.2505
Email:    info@coppernorthmining.com
Web:    www.coppernorthmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain "forward-looking statements", including, without limitation, the completion of the private placement and the timing of the private placement. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company will be able to obtain required regulatory approvals. The forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied in such forward-looking statements, including that the Company is not able to obtain regulatory approvals or obtain such approvals in a timely fashion. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.